Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2014

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$65,842,866

Add:
Interest on indebtedness (excluding capitalized interest)	158,722,131
Amortization of debt related expenses	2,907,532
Portion of rents representative of the interest factor	6,124,486
233,597,015

Distributed income from equity investees	186,628,572

Pretax earnings from continuing operations, as adjusted	$420,225,587

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$160,010,200
Preferred dividend factor	45,880,076
Amortization of debt related expenses	(577,620)
Portion of rents representative of the interest factor	6,124,486

Combined fixed charges and preferred stock dividends	$211,437,142

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.0